UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 3, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Acquires TaraTape® for a Purchase Price of $11.0 million

Acquisition to Strengthen IPG’s Position in Filament Tape

MONTREAL, QUEBEC; SARASOTA, FLORIDA and FAIRLESS HILLS, PENNSYLVANIA, November 3, 2015 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG®” or “the Company”) today announced the acquisition of RJM Manufacturing, Inc. (d/b/a “TaraTape”) effective November 2, 2015, a manufacturer of filament and pressure sensitive tapes. All amounts in this press release are denominated in US dollars unless otherwise indicated.

TaraTape revenue for the most recently completed fiscal year was approximately $20 million. The purchase price of $11.0 million was financed with funds from the Company’s revolving credit facility.

“We believe this acquisition in the filament tape industry will strengthen our market position mainly in filament tapes and provide many opportunities for operational synergies,” indicated Greg Yull, the Company’s President and CEO. “This is our second acquisition this year which affirms our commitment to create value for our shareholders through our mergers and acquisitions program. As previously indicated, we intend to continue our pursuit of other strategic opportunities.”

About TaraTape

TaraTape develops, manufactures and markets pressure sensitive adhesive tapes used for industrial applications. TaraTape has a strong established reputation as a high quality supplier with the ability to custom design products for specific applications. TaraTape is located in Fairless Hills, Pennsylvania and has approximately 55 employees.

TaraTape filament tapes are used for industrial packaging and specialty applications. Additionally, TaraTape’s key products include MOPP/strapping, printed carton sealing tape and other ancillary products. For more information, visit www.TaraTape.com.

About IPG

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding this acquisition strengthening the Company’s market position and the Company’s intent to continue its pursuit of other strategic opportunities, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the post-closing performance of Turbo; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

Maison Brison Communications

Pierre Boucher

514-731-0000